Pacific TelCom

                               January  12, 2001


VIA  EDGAR/ FAX/ MAIL

United States Securities Exchange Commission
Judiciary  Plaza
450  Fifth  Street,  N,W.
Washington,  DC.  20549-0405

Attention: H. Roger Schwall, Assistant Director

                                  Re: Application for Withdrawal of Registration
                                      Statement on Form 10-SB (No.1-16215) filed on November 9,2000.

Ladies and Gentlemen:

     Pacific TelConi Inc., an Illinios corporation (the "registrant"), hereby makes this application to withdraw the Registration Statement on Form 10-SB, File No. 1-16215. filed by the Registrant with the Securities and Exchange Commission. (thc "Commission") under the Securities Exchange Act of 1934, as amended, together with all exhibits thereto (the "Registration Statement"): The Commission has not declared the Registration Statement effective. The Registrant's grounds for withdrawing the Registration Statement are to prevent, the Registration Statement from automatically becoming effective by lapse of time within 60 days of the date originally tiled pursuant to Section 12(g) (1) of the Exchange Act before the Registrant has had adequate opportunity to clear all outstanding comments on the Registration Statement with the Commission. The Registrant intends to tile a new registration statement that addresses all of the Staff's comments as soon as practicable.

     I. respectfully request the Commission to grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registratio:n Statement has been "Withdrawn upon request of the Registrant, the Commission consenting thereto."


                                           Very  Truly  Yours,
                                           Pacific  Telecom.

                                           By:  /s/ Paul H. Jachim
                                           President & COO




              4270 S. Decatur, SuiteA-9. - Las Vegas, Nevada 89103 -
                    - Phone: 888.947.9140 Fax: 702.873.9920


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